ANDREW CORPORATION
10500 WEST 153RD STREET
ORLAND PARK, ILLINOIS 60462
November 14, 2005
VIA EDGAR
Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0510

RE:	Andrew Corporation
Form 10-K for the fiscal year ended September 30, 2004
Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31,
2004, March 31, 2005 and June 30, 2005
File No.0-21682
Dear Ms. Shah:
This letter is provided in response to the detailed message you left with my administrative assistant on November 9, 2005.
Comment #1:
Please provide a status regarding the comment letter from the Staff dated October 12, 2005.
Response:
The company continues to review the Staff’s comments with respect to the warranty and segment matters, but has not yet concluded its deliberations and therefore its recommended course of action to our Audit Committee. In addition, we are hopeful that the Staff’s review of the revenue recognition matter will be completed shortly. Because these matters must be presented to our Audit Committee for final action, our preference is to permit the Committee to consider all three issues in a single special meeting.
Comment #2:
Please provide a copy of the entire AT&T Wireless contract prior to the contract change, and then a copy of the entire contract after the change. Highlight those sections that address the certification and integration services, including Andrew’s rights in the event the contract is terminated after integration and before certification services are performed.

Response:
We have submitted separately, on a supplemental basis pursuant to Rule 12b-4, a copy of the General Purchase Agreement (GPA) between AT&T Wireless Services, Inc. and Allen Telecom, Inc. (subsequently assumed by Andrew Corporation), as well as Addendum Nos. 1 through 5 to the GPA [A001]. Addendum No. 5 is the contract change that separated PSAP integration and certification services for purposes of the Company’s right to obtain payment for completion of each such stage.
We call the Staff’s attention to Section 6.1 of the GPA, Invoices and Payment. As previously discussed, at the inception of the contract the parties anticipated that Allen would be providing a turnkey solution including territory design, equipment, installation and all services required to integrate and certify the accuracy of the equipment (that is, PSAP integration and certification, which is termed Customer Acceptance in the GPA). Article II, Section 8 of the GPA describes the requirements for the standard of performance for acceptance, which is PSAP integration and certification. The company did not believe revenue could be recognized until the certification, as described within this section, had been delivered.
To clarify Customer Acceptance in the GPA, these acceptance provisions relate only to the services to be performed (PSAP integration and certification) and not to the delivery of previous elements, (i.e. hardware and software). The company has no further procedures to perform after equipment and software is shipped as each shipment is tested prior to leaving the manufacturing facility to ensure the equipment and software are operating in compliance with required specifications. Additionally, the termination requirements in section 4.1 of the GPA specifically allow for payment of all delivered software.
Regarding PSAP integration and certification services, the Company considered its rights in case of termination as described in section 4.1 of the GPA, which allows for the company to only recover delivered equipment, software and costs for “direct, verifiable, non-recoverable expenses” incurred by the company in providing the related services. The Company did not believe its ability to recover costs for these related services would allow for revenue recognition prior to the delivery of certification.
Addendum No. 5 was executed in recognition of a change in business conditions, specifically a growing time interval between PSAP integration and certification services due to changes in the customer’s deployment methodology. This contract amendment established certification as a separate service and clarified the company’s legal rights to payment for the separate PSAP integration and certification services as they were completed. Since certification was now defined contractually as a separate service, the company believed the delivery of PSAP integration and certification would now qualify as separate revenue recognition points. This clarification changed the company’s rights, such that in the event of termination (which language was not amended), the Company would be able to collect for the PSAP integration services separately from certification services.

Comment #3
Andrew’s SAB 99 analysis – in the analysis provided on November 7 the line that says “revenue per 97-2”, please provide detail to show two things:
1)	the flow through of the amount of deferred revenue that should have been recognized from the purchase accounting related to Allen

2)	the revenue related to PCS services that should have been properly recognized under SOP 97-2 subsequent to the Allen acquisition
Response:
The table below provides the additional information the Staff has requested in Andrew’s SAB 99 analysis.

	Q4	Fiscal Year
Fiscal 2003 (dollars in thousands)	2003	2003

PCS Revenue (based on shipments)	(2,707)	(2,707)
Revenue per 97-2—50% PCS pre acquisition Note 1	1,077	1,077
Revenue per 97-2—100% PCS post acquisition Note 2	—	—

Revenue — Increase/(Decrease)	(1,630)	(1,630)

Income from Continuing Operations
Before Income Taxes — Increase/(Decrease)	(1,588)	(1,588)

Net Income — Increase/(Decrease)	(985)	(985)

	Q1	Q2	Q3	Q4	Fiscal Year
Fiscal 2004 (dollars in thousands)	2004	2004	2004	2004	2004

PCS Revenue (based on shipments)	(1,473)	(1,819)	(1,800)	(1,292)	(6,384)
Revenue per 97-2—50% PCS pre acquisition Note 1	1,079	841	483	122	2,525
Revenue per 97-2—100% PCS post acquisition Note 2	494	916	1,305	1,821	4,536

Revenue — Increase/(Decrease)	100	(62)	(12)	651	677

Income from Continuing Operations
Before Income Taxes — Increase/(Decrease)	107	(73)	(16)	651	669

Net Income — Increase/(Decrease)	66	(45)	(10)	404	415

			Estimated
	Q1	Q2	Q3	Fiscal Year
Fiscal 2005 (dollars in thousands)	2005	2005	2005	2005

PCS Revenue (based on shipments)	(716)	(1,681)	(1,510)	(3,907)
Revenue per 97-2—50% PCS pre acquisition Note 1	—	—	—	—
Revenue per 97-2—100% PCS post acquisition Note 2	1,678	1,461	1,424	4,563

Revenue — Increase/(Decrease)	962	(220)	(86)	656

Income from Continuing Operations
Before Income Taxes — Increase/(Decrease)	1,212	(287)	(86)	839

Net Income — Increase/(Decrease)	752	(178)	(53)	520

Note 1
The flow through of the amount of deferred revenue that should have been recognized from the purchase accounting related to Allen. If Allen had recognized revenue under SOP 97-2 at the date of the merger Allen would have had $7.2 million in deferred revenue on its balance sheet. This analysis assumes that 50% or $3.6 million of this revenue was recognized post merger.
Note 2
The revenue related to PCS services that should have been properly recognized under SOP 97-2 subsequent to the Allen acquisition. This revenue is 100% of the PCS value for product installed after the Allen acquisition.
Comment #4
Within the SAB 99 analysis, please provide the effect of the correcting adjustment on Network Solutions segment revenues by quarter from Q4 2003 to present.
Response:
The table below provides the additional information the Staff has requested.

Impact of Revenue Recognition Change on Network Solution’s Segment Revenue

	Q4	Fiscal Year
Fiscal 2003	2003	2003

Network Solutions Revenue	43,772	43,772

Impact of Revenue Recognition Change	(1,630)	(1,630)
Percentage of revenue	-3.7%	-3.7%

	Q1	Q2	Q3	Q4	Fiscal Year
Fiscal 2004	2004	2004	2004	2004	2004

Network Solutions Revenue	38,585	44,888	43,733	58,572	185,778

Impact of Revenue Recognition Change	100	(62)	(12)	651	677
Percentage of revenue	0.3%	-0.1%	0.0%	1.1%	0.4%

	Q1	Q2	Q3	Fiscal Year
Fiscal 2005	2005	2005	2005	2005

Network Solutions Revenue	35,009	44,004	42,196	121,209

Impact of Revenue Recognition Change	962	(220)	(86)	656
Percentage of revenue	2.7%	-0.5%	-0.2%	0.5%

If you have any questions or comments regarding this letter, please contact the undersigned at (708) 873-3600.

Very truly yours,
/s/ Marty R. Kittrell
Marty R. Kittrell Chief Financial Officer

Cc:	Ms. Tracey Houser (Securities and Exchange Commission)
Mr. Nathan Cheney (Securities and Exchange Commission)
Mr. James P. Sherman (Ernst & Young LLP)
Mr. Dewey B. Crawford (Foley & Lardner LLP)